Exhibit 99.1

CIBC welcomes new director to the Board

TORONTO, Dec. 3, 2015 /CNW/ - John Manley, Chair of the Board, CIBC (TSX: CM) (NYSE: CM), is pleased to announce that Nanci Caldwell is joining the CIBC Board of Directors, effective December 4, 2015.

Ms. Caldwell is an accomplished corporate director with more than 25 years' operating experience in the global technology and software industries.

She is a member of the Board of Directors of Citrix Systems Inc. and previously served on public company boards at TIBCO Software Inc., Deltek Systems Inc. and Hyperion Inc. She has also served as a director on private company boards at JDA Software Group, Inc., LiveOps Inc., Sophos, plc and Network General Corporation.

Ms. Caldwell is the former Executive Vice President and Chief Marketing Officer of PeopleSoft Inc. in Pleasanton, California. Prior to joining PeopleSoft, Ms. Caldwell spent nearly two decades at Hewlett Packard in increasingly senior and executive roles in Canada and the U.S.

Ms. Caldwell's experience includes advising on all aspects of corporate strategy, including mergers and acquisitions and product direction, organizational restructuring, transitioning from product to customer and solution-focused business models, and enhancing brand and company image.

Ms. Caldwell is a graduate of Queen's University in Kingston, Ontario and lives in Silicon Valley.

About CIBC
CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC on our corporate website at www.cibc.com/ca/media-centre/.

SOURCE Canadian Imperial Bank of Commerce

%CIK: 0001045520

For further information:

Caroline Van Hasselt, Director, External Communications and Media Relations, 416-784-6699

CO: Canadian Imperial Bank of Commerce

CNW 06:30e 03-DEC-15